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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 9*)

                              THE ENERGY GROUP PLC
                            (Name of Subject Company)
                             PACIFICORP ACQUISITIONS
                                   PACIFICORP
                                    (Bidders)

                         Ordinary Shares of 10p Each and
         American Depositary Shares, Each Representing 4 Ordinary Shares
                  and Evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                                   292691 10 2
                      (CUSIP Number of Class of Securities)

                               Richard T. O'Brien
                                   PacifiCorp
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                               Stuart W. Chestler
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9500

              *Constituting the Final Amendment to Schedule 14D-1.

                                      14D-1

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1.   Name of reporting person

     PacifiCorp Acquisitions
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only

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4.   Sources of Funds

     AF, BK
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     England and Wales
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7.   Aggregate amount beneficially owned by each reporting person

     45,987,079
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8.   Check box if the aggregate amount in row (7) excludes certain shares    ___

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9.   Percent of class represented by amount in row (7)

     Approximately 8.8%
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10.  Type of reporting person

     CO
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                                       2

                                      14D-1

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1.   Name of reporting person

     PacifiCorp
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only

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4.   Sources of Funds

     AF, BK
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Oregon
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7.   Aggregate amount beneficially owned by each reporting person

     45,987,079
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     Approximately 8.8%
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10.  Type of reporting person

     CO
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
     PacifiCorp Acquisitions and PacifiCorp hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 6, 1998, with respect to their offer to purchase all outstanding Ordinary Shares of 10p each and American Depositary Shares, each representing 4 Ordinary Shares and evidenced by American Depositary Receipts, of The Energy Group PLC, a public limited company organized under the laws of England and Wales, as set forth in this Amendment No. 9, constituting the Final Amendment to the Statement. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 10.  Additional Information.

     (f) The Increased Offer terminated at 10:00 p.m. (London time), 5:00 p.m. (Eastern Daylight time), on Tuesday, May 5, 1998. No Energy Group Securities were purchased pursuant to the Increased Offer. On May 6, 1998, PacifiCorp issued two press releases, copies of which are attached hereto as Exhibits
(a)(33) and (a)(34) and are incorporated herein by reference.


Item 11.  Material to Be Filed as Exhibits.

     (a)(33) Press Release issued in the U.S., dated May 6, 1998.

     (a)(34) Press Announcement issued in the U.K., dated May 6, 1998.

                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1998.

                                       PACIFICORP ACQUISITIONS



                                       By RICHARD T. O'BRIEN
                                          --------------------------------------
                                          Richard T. O'Brien
                                          Chief Finance Officer


                                       PACIFICORP



                                       By RICHARD T. O'BRIEN
                                          --------------------------------------
                                          Richard T. O'Brien
                                          Senior Vice President and
                                          Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NUMBER         DESCRIPTION OF DOCUMENT
--------------         -----------------------

    (a)(33)            Press Release issued in the U.S., dated May 6, 1998.

    (a)(34)            Press Announcement issued in the U.K., dated May 6, 1998.